UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:    May 31, 2021

This document has been translated from a part of the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

(Translation)

Securities Code 8316

June 8, 2021

To Shareholders with Voting Rights
Jun Ohta
Director President
Sumitomo Mitsui Financial Group, Inc.
1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

NOTICE OF CONVOCATION OF

THE 19th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

The 19th Ordinary General Meeting of Shareholders of Sumitomo Mitsui Financial Group, Inc. (the “Company”) will be held as stated below. Shareholders are kindly requested to refrain from attending the meeting in person as much as possible to prevent the spread of the coronavirus disease (COVID-19). Please review the “Reference Documents for the General Meeting of Shareholders” and exercise your voting rights by post or via the Internet based on the instructions on page 3.

Particulars

1.	Date and Time:	10:00 a.m. on Tuesday, June 29, 2021 (Japan time)
2.	Place:	Head Office of the Company (Sumitomo Mitsui Banking Corporation Head Office Building) at 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan
3.	Agenda of the Meeting:
	Matters to be reported:	(1) Business Report, Consolidated Financial Statements for the 19th Fiscal Year (from April 1, 2020 to March 31, 2021) and results of the audit of the Consolidated Financial Statements by the Accounting Auditor and the Audit Committee
(2) Non-Consolidated Financial Statements for the 19th Fiscal Year (from April 1, 2020 to March 31, 2021)
Proposals to be resolved:
	Proposal No. 1:	Appropriation of Surplus
	Proposal No. 2:	Election of Fifteen Directors
	Proposal No. 3:	Partial Amendments to the Articles of Incorporation

The Business Report, Consolidated Financial Statements, Non-Consolidated Financial Statements, official copies of the Accounting Auditor’s reports and the Audit Committee’s report to be provided to shareholders upon notice of the Ordinary General Meeting of Shareholders are as stated in the attached “Business Report for the 19th Fiscal Year.”

“Matters regarding Stock Acquisition Rights, etc. of the Company,” “System to Ensure Appropriate Conduct of Operations,” “Matters regarding Specified Wholly Owned Subsidiary,” “Policy regarding the Exercise of Authority Given to the Board of Directors under the Articles of Incorporation pursuant to Paragraph 1, Article 459 of the Companies Act” in the Business Report, the notes to the Consolidated Financial Statements, the notes to the Non-Consolidated Financial Statements and the official copies of the Accounting Auditor’s Report on the Consolidated Financial Statements are available on the Company’s website (https://www.smfg.co.jp) in accordance with laws, regulations, and Article 25 of the Articles of Incorporation, and therefore are not included in “Business Report for the 19th Fiscal Year.”

The Consolidated Financial Statements and the Non-Consolidated Financial Statements contained in “Business Report for the 19th Fiscal Year” are part of the Consolidated Financial Statements and the Non-Consolidated Financial Statements that were subject to audit by the Accounting Auditor for the purpose of the Independent Auditors’ Report.

The Business Report, the Consolidated Financial Statements and the Non-Consolidated Financial Statements contained in “Business Report for the 19th Fiscal Year” are part of the Business Report, the Consolidated Financial Statements and the Non-Consolidated Financial Statements that were subject to audit by the Audit Committee for the purpose of the Audit Report.

If the Reference Documents for the General Meeting of Shareholders, the Business Report, the Consolidated Financial Statements, and the Non-Consolidated Financial Statements are amended, the amended items will be announced on the Company’s website (https://www.smfg.co.jp).

[Guidance on the Exercise of Voting Rights]

Exercise of Voting Rights via the Internet

Voting Deadline:	No later than 5:10 p.m. on Monday, June 28, 2021 (Japan time)

Please log-in to the voting website (https://www.web54.net) managed by our share register agent and indicate your approval or disapproval for each proposal no later than the above voting deadline, following the instructions on the screen.

How to log-in via QR Code:	Please scan the enclosed “Voting Rights Exercise Website Login QR Code for Smartphones” printed on the Voting Rights Exercise Form.
Note: For the second and subsequent scans, you will be required to enter your login ID and password.
How to log-in using Login ID and Password:	Please access the above voting website and enter the login ID and password printed on the Voting Rights Exercise Form.

Please be advised that there are system constraints for security purposes. For further information, please contact Web Support at the telephone number below.

Inquiries regarding Exercise of Voting Rights via the Internet:

Sumitomo Mitsui Trust Bank, Limited

  Stock Transfer Agency Web Support

Phone: 0120-652-031 (toll free within Japan)

Hours: 9:00 a.m. to 9:00 p.m. (Japan time)

Notes

🌑	If you vote more than once via the Internet, your last vote will be treated as effective.

🌑	If you vote both by post and via the Internet, your vote via the Internet will be treated as effective.

🌑

Any access fees including, but not limited to, internet service providers, communications fees to communications carriers and other fees for use of the website for voting shall be borne by shareholders.

🌑	The above voting website is available in Japanese only.

[The Electronic Voting Platform for Institutional Investors]

The Electronic Voting Platform, operated by ICJ, Inc., is available for institutional investors that have applied in advance to use the platform.

Exercise of Voting Rights by Post

Voting Deadline:	Voting Rights Exercise Form must reach our share register agent no later than 5:10 p.m. on Monday, June 28, 2021 (Japan time).

Please indicate your approval or disapproval of each proposal on the enclosed Voting Rights Exercise Form and return it by post to reach our share register agent no later than the above voting deadline. Please use the enclosed personal information security sticker.

➣

If you attend the Ordinary General Meeting of Shareholders in person, please present the enclosed Attendance Sheet at the reception desk without detaching the Voting Rights Exercise Form on arrival at the meeting.

Reference Documents for the General Meeting of Shareholders

Proposals, Reasons and References

Proposal No. 1:      Appropriation of Surplus

The Company’s capital policy is to realize sustainable growth in shareholder value by balancing securing financial soundness, enhancing shareholder returns and investing for growth. Considering this policy, economic and financial climates forecasted for the future, and business results for the 19th fiscal year, we propose the dividend of surplus at the end of the fiscal year as described below.

It should be noted that we do not propose any other appropriation of surplus.

(1)  Dividend type

Cash

(2)  Allocation of dividend and aggregate amount to be distributed

Common stock	¥95 per share	Total ¥130,190,637,105

As we have already paid an interim dividend of ¥95 per share of Common stock, the annualized dividend will be ¥190 per share, the same amount as in the preceding fiscal year.

(3)  Effective date of dividend of surplus

June 30, 2021

Proposal No. 2:      Election of Fifteen Directors

Mr. Haruyuki Nagata has already resigned from his post as Director, and the terms of office of all fourteen Directors will expire at the conclusion of the meeting. Accordingly, on this occasion, the election of the following fifteen Directors (seven of whom will be Outside Directors) is proposed.

The candidates to serve as Directors, based on the decision of the Nominating Committee, are as follows.

Candidate No.	Name	Positions and responsibilities at the Company	Attendance of the Board of Directors meeting (attendance rate)

1	Takeshi Kunibe (Reelection)	Chairman of the Board Member of the Nominating Committee Member of the Compensation Committee	Attended all 10 meetings (100%)

2	Jun Ohta (Reelection)	Director President (Representative Corporate Executive Officer) Group CEO Member of the Compensation Committee	Attended all 10 meetings (100%)

3	Makoto Takashima (Reelection)	Director	Attended all 10 meetings (100%)

4	Toru Nakashima (Reelection)

Director

Senior Managing Corporate Executive Officer

Group CFO, Group CSO

Officer in charge of Public Relations Department,

Corporate Planning Department, Business Development

Department, and Financial Accounting Department

Member of the Risk Committee

Attended all 10 meetings (100%)

5	Teiko Kudo (New Candidate)	Senior Managing Corporate Executive Officer Group CRO Officer in charge of Corporate Risk Management Department, Risk Management Department, Americas Division, and Credit & Investment Planning Department	—

6	Atsuhiko Inoue (Reelection)	Director Member of the Audit Committee	Attended all 10 meetings (100%)

7	Toshihiro Isshiki (New Candidate)	Senior Managing Executive Officer	—

8	Yasuyuki Kawasaki (New Candidate)	—	—

Candidate No.	Name	Position and responsibility at the Company	Attendance of the Board of Directors meeting (attendance rate)

9	Masayuki Matsumoto (Reelection) (Outside and Independent)	Director Member of the Nominating Committee Member of the Audit Committee (Chairman)	Attended all 10 meetings (100%)

10	Arthur M. Mitchell (Reelection) (Outside and Independent)	Director Member of the Nominating Committee Member of the Compensation Committee	Attended all 10 meetings (100%)

11	Shozo Yamazaki (Reelection) (Outside and Independent)	Director Member of the Audit Committee Member of the Risk Committee (Chairman)	Attended all 10 meetings (100%)

12	Masaharu Kohno (Reelection) (Outside and Independent)	Director Member of the Nominating Committee Member of the Risk Committee	Attended all 10 meetings (100%)

13	Yoshinobu Tsutsui (Reelection) (Outside and Independent)	Director Member of the Nominating Committee (Chairman) Member of the Compensation Committee	Attended all 10 meetings (100%)

14	Katsuyoshi Shinbo (Reelection) (Outside and Independent)	Director Member of the Audit Committee Member of the Compensation Committee (Chairman)	Attended all 10 meetings (100%)

15	Eriko Sakurai (Reelection) (Outside and Independent)	Director Member of the Nominating Committee Member of the Compensation Committee	Attended all 10 meetings (100%)
Notes: 1.	“Attendance of the Board of Directors meeting (attendance rate)” represents attendance and attendance rate of the Board of Directors meeting held during the 19th fiscal year.
2.	CEO, CFO, CSO and CRO each refers to the following.
CEO: Chief Executive Officer
CFO: Chief Financial Officer
CSO: Chief Strategy Officer
CRO: Chief Risk Officer
3.

Messrs. and Ms. Masayuki Matsumoto, Arthur M. Mitchell, Shozo Yamazaki, Masaharu Kohno, Yoshinobu Tsutsui, Katsuyoshi Shinbo and Eriko Sakurai meet the “Independence Standards for Outside Directors” set forth by the Company, stated on page 27. In addition, the Company has designated each of them as Independent Directors in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc.

(Reference) List of the Expertise of the Candidates for Outside Directors (Skills Matrix)

	Year of appointment	Committee to be appointed to * indicates Chairman				Expected knowledge and experience in particular					Diversity
		Nominating	Audit	Compen- sation	Risk	Corporate manage- ment	Finance	Global	Law	Financial accounting	Internatio- nality (foreign nationals)	Gender
Masayuki Matsumoto	2017											Male
Arthur M. Mitchell	2015											Male
Shozo Yamazaki	2017											Male
Masaharu Kohno	2015											Male
Yoshinobu Tsutsui	2017											Male
Katsuyoshi Shinbo	2017											Male
Eriko Sakurai	2015											Female

Notes:	1.	The items listed in “Expected knowledge and experience in particular” are areas particularly expected of the relevant director candidates and do not represent all of the knowledge and experience possessed by the director candidates.
	2.	If Proposal No. 2 is approved, members and chairman of each committee will be as follows.
		Nominating Committee:	Yoshinobu Tsutsui (Chairman), Takeshi Kunibe, Masayuki Matsumoto, Arthur M. Mitchell, Masaharu Kohno, Eriko Sakurai
		Audit Committee:	Masayuki Matsumoto (Chairman), Atsuhiko Inoue, Toshihiro Isshiki, Shozo Yamazaki, Katsuyoshi Shinbo
		Compensation Committee:	Katsuyoshi Shinbo (Chairman), Takeshi Kunibe, Jun Ohta Arthur M. Mitchell, Yoshinobu Tsutsui, Eriko Sakurai
		Risk Committee:	Shozo Yamazaki (Chairman), Toru Nakashima, Masaharu Kohno, Hirohide Yamaguchi (outside expert), Tatsuo Yamasaki (outside expert)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

1	Takeshi Kunibe (March 8, 1954) (Male) Reelection

Career summary:

April 1976      Joined Sumitomo Bank

June 2003       Executive Officer of Sumitomo Mitsui Banking Corporation
  (“SMBC”)

October 2006    Managing Executive Officer of SMBC

April 2007      Managing Executive Officer of the Company

June 2007       Director of the Company

April 2009      Director and Senior Managing Executive Officer of SMBC

April 2011      President and Chief Executive Officer of SMBC

April 2017      President of the Company
  Resigned as Director of SMBC

June 2017       Director President of the Company

April 2019      Chairman of the Board of the Company (to present)

81,194 (Common stock)

Position and responsibility at the Company:

Chairman of the Board

Member of the Nominating Committee

Member of the Compensation Committee

Significant concurrent positions:

Director of KOMATSU LTD.

Director of TAISHO PHARMACEUTICAL HOLDINGS CO., LTD.

Auditor of Nankai Electric Railway Co., Ltd.

Attendance of the Board of Directors meeting (attendance rate):

Attended all 10 meetings (100%)

Reasons for nomination as a candidate for Director:

Mr. Takeshi Kunibe has extensive business experience, ability and insight through his involvement in corporate planning, financial accounting, public relations, administration of group companies, etc. over a long time. In addition, since April 2011 he had led SMBC as President and led the Company as President, and since April 2019 he has ruled the Board of Directors of the Company as Chairman of the Board of the Company, thus he is intimately familiar with the business of the group companies of the Company (“the Group”). We believe that he will continue to contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.

Other:

Mr. Takeshi Kunibe is scheduled to retire as Auditor of and be appointed as Director of Nankai Electric Railway Co., Ltd. on June 25, 2021.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

2	Jun Ohta (February 12, 1958) (Male) Reelection

Career summary:

April 1982      Joined Sumitomo Bank

April 2009      Executive Officer of SMBC

April 2012      Managing Executive Officer of SMBC

April 2013      Managing Executive Officer of the Company

April 2014      Senior Managing Executive Officer of the Company

            Senior Managing Executive Officer of SMBC

June 2014       Director of the Company

April 2015      Director and Senior Managing Executive Officer of SMBC

April 2017      Director and Deputy President of the Company

            Resigned as Director of SMBC

June 2017       Director Deputy President and Corporate Executive

            Officer of the Company

March 2018     Director and Deputy President of SMBC

April 2019      Director President of the Company (to present)

            Resigned as Director of SMBC

52,166 (Common stock)

Position and responsibility at the Company:

Director

President (Representative Corporate Executive Officer)

Group CEO

Member of the Compensation Committee

Significant concurrent positions:

Director of NEC Corporation

Attendance of the Board of Directors meeting (attendance rate):

Attended all 10 meetings (100%)

Reasons for nomination as a candidate for Director:

Mr. Jun Ohta has extensive business experience, ability and insight through his involvement in corporate planning, public relations, financial accounting, administration of group companies, investment banking, etc. over a long time. In addition, he has led the Company as President of the Company since April 2019, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

3	Makoto Takashima (March 31, 1958) (Male) Reelection

Career summary:

April 1982      Joined Sumitomo Bank

April 2009      Executive Officer of SMBC

April 2012      Managing Executive Officer of SMBC

April 2014      Senior Managing Executive Officer of SMBC

December 2016    Director and Senior Managing Executive Officer of SMBC

April 2017      President of SMBC (to present)

June 2017       Director of the Company (to present)

56,882 (Common stock)

Position and responsibility at the Company:

Director

Significant concurrent positions:

President of SMBC

Attendance of the Board of Directors meeting (attendance rate):

Attended all 10 meetings (100%)

Reasons for nomination as a candidate for Director:

Mr. Makoto Takashima has extensive business experience, ability and insight through his involvement in international banking, corporate planning, etc. over a long time. In addition, he has led SMBC as President of SMBC since April 2017, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

4	Toru Nakashima (September 14, 1963) (Male) Reelection

Career summary:

April 1986      Joined Sumitomo Bank

April 2014      Executive Officer of SMBC

April 2015      General Manager of Corporate Planning Department of the
  Company

April 2016      Managing Executive Officer of SMBC

April 2017      Managing Executive Officer of the Company

March 2019     Director and Managing Executive Officer of SMBC

April 2019      Senior Managing Corporate Executive Officer of the Company

            Director and Senior Managing Executive Officer of SMBC
  (to present)

June 2019       Director Senior Managing Corporate Executive Officer of the
  Company (to present)

25,211 (Common stock)

Position and responsibility at the Company:

Director

Senior Managing Corporate Executive Officer

Group CFO, Group CSO

Officer in charge of Public Relations Department, Corporate Planning Department, Business Development Department, Financial Accounting Department

Member of the Risk Committee

Significant concurrent positions:

Director and Senior Managing Executive Officer of SMBC

Attendance of the Board of Directors meeting (attendance rate):

Attended all 10 meetings (100%)

Reasons for nomination as a candidate for Director:

Mr. Toru Nakashima has extensive business experience, ability and insight through his involvement in corporate planning, financial accounting, public relations, retail business, administration of group companies, etc. over a long time, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

5	Teiko Kudo (May 22, 1964) (Female) New Candidate

Career summary:

April 1987      Joined Sumitomo Bank

April 2014      Executive Officer of SMBC

April 2017      Managing Executive Officer of SMBC

April 2020      Senior Managing Executive Officer of the Company

            Senior Managing Executive Officer of SMBC

March 2021     Director and Senior Managing Executive Officer of SMBC (to
  present)

April 2021      Senior Managing Corporate Executive Officer of the Company (to
  present)

26,745 (Common stock)

Position and responsibility at the Company:

Senior Managing Corporate Executive Officer

Group CRO

Officer in charge of Corporate Risk Management Department,
Risk Management Department, Americas Division, Credit &
Investment Planning Department

Significant concurrent positions:

Director and Senior Managing Executive Officer of SMBC

Member of the Board of Directors of Toyota Motor Corporation

Reasons for nomination as a candidate for Director:

Ms. Teiko Kudo has extensive business experience, ability and insight through her involvement in investment banking, sustainability promotion, etc. over a long time, thus she is intimately familiar with the business of the Group. We believe that she will contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that she will be appropriate as a Director of the Company, and propose her election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

6	Atsuhiko Inoue (July 3, 1957) (Male) Reelection

Career summary:

April 1981      Joined Sumitomo Bank

April 2008      Executive Officer of SMBC

April 2011      Managing Executive Officer of SMBC

April 2014      Senior Managing Executive Officer of the Company

            Director and Senior Managing Executive Officer of SMBC

June 2014       Director of the Company

April 2015      Resigned as Director of the Company

            Senior Managing Executive Officer of SMBC

June 2019       Director of the Company (to present)

            Director of SMBC (to present)

18,676 (Common stock)

Position and responsibility at the Company:

Director

Member of the Audit Committee

Significant concurrent positions:

Director of SMBC

Attendance of the Board of Directors meeting (attendance rate):

Attended all 10 meetings (100%)

Reasons for nomination as a candidate for Director:

Mr. Atsuhiko Inoue has extensive business experience, ability and insight through his involvement in corporate banking, credit administration, internal audit, etc. over a long time, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

7	Toshihiro Isshiki (September 15, 1962) (Male) New Candidate

Career summary:

April 1985      Joined Sumitomo Bank

April 2013      Executive Officer of SMBC

April 2015      Co-General Manager of General Affairs

            Department of the Company

            Managing Executive Officer of SMBC

April 2017      Managing Executive Officer of the Company

April 2019      Senior Managing Executive Officer of the Company (to present)

            Senior Managing Executive Officer of SMBC

April 2021      Retired as Senior Managing Executive Officer of SMBC

33,891 (Common stock)

Position and responsibility at the Company:

Senior Managing Executive Officer

Reasons for nomination as a candidate for Director:

Mr. Toshihiro Isshiki has extensive business experience, ability and insight through his involvement in general affairs, legal affairs, corporate banking, retail business, operations planning, transaction business, etc. over a long time, thus he is intimately familiar with the business of the Group. We believe that he will contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.

Other:

Mr. Toshihiro Isshiki is scheduled to resign as Senior Managing Executive Officer of the Company on June 29, 2021.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

8	Yasuyuki Kawasaki (April 30, 1959) (Male) New Candidate

Career summary:

April 1982      Joined Sumitomo Bank

April 2009      Executive Officer of SMBC

April 2012      Managing Executive Officer of SMBC

April 2013      Managing Executive Officer of the Company

April 2014      Senior Managing Executive Officer of the Company

           Senior Managing Executive Officer of SMBC

April 2015      Director and Senior Managing Executive Officer of SMBC

April 2017      Deputy President of the Company

           Director and Deputy President of SMBC

June 2017     Deputy President and Corporate Executive Officer of the Company

April 2018      Deputy Chairman of the Company

           Deputy Chairman of SMBC

April 2020      Retired as Deputy Chairman of the Company

           Retired as Deputy Chairman of SMBC

May 2020     Representative Director and Deputy President

           Executive Officer of SMBC Nikko Securities Inc. (“SMBC
 Nikko”)

April 2021      Chairman of the Board (Representative Director) of SMBC Nikko
 (to present)

31,149 (Common stock)

Significant concurrent positions:

Chairman of the Board (Representative Director) of SMBC Nikko

Reasons for nomination as a candidate for Director:

Mr. Yasuyuki Kawasaki has extensive business experience, ability and insight through his involvement in international banking, human resources, etc. over a long time. In addition, he has led SMBC Nikko as Chairman of the Board (Representative Director) since April 2021, thus he is intimately familiar with the business of the Group. We believe that he will contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

9	Masayuki Matsumoto (April 14, 1944) (Male) Reelection Outside and Independent

Career summary:

April 1967       Joined the Japanese National Railways

April 1987       Joined Central Japan Railway Company

June 1992      Director and Manager of the  Secretariat of Central Japan Railway

             Company

June 1996      Executive Director of Central Japan Railway Company

June 1998      Senior Executive Director of Central Japan Railway Company

June 2000      Executive Vice President and  Representative Director of Central

             Japan Railway Company

June 2004      President and Representative Director  of Central Japan Railway

             Company

April 2010       Vice Chairman and Representative  Director of Central Japan

             Railway Company

January 2011      Resigned as Director of Central Japan Railway Company

January 2011      President of Japan Broadcasting Corporation

January 2014      Retired from Japan Broadcasting Corporation

April 2014       Special Advisor of Central Japan Railway Company (to present)

June 2015      Director of SMBC

June 2017      Director of the Company (to present)

             Retired as Director of SMBC

2,200 (Common stock)

Position and responsibility at the Company:

Director

Member of the Nominating Committee

Member of the Audit Committee (Chairman)

Significant concurrent positions:

Special Advisor of Central Japan Railway Company

Attendance of the Board of Directors meeting (attendance rate):

Attended all 10 meetings (100%)

Term of Office as Outside Director:

3 years and 11 months

Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:

Mr. Masayuki Matsumoto plays a leading role in the field of corporate management, and has extensive experience as an executive of corporations with public interests and specialized knowledge in corporate management. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. In particular, based on his knowledge and experience in corporate management, we expect him to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in leading the Audit Committee as its Chairman and providing accurate suggestions and expressing effective opinions at the Nominating Committee. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company, and propose his election.

Supplementary explanation concerning independence:

Mr. Masayuki Matsumoto currently serves as Special Advisor of Central Japan Railway Company; however, the amount of transactions between the company and the Group for FY2020 was less than 1% of both the company’s consolidated net sales and the Company’s consolidated gross profit. In addition, outstanding loans from SMBC, the Company’s subsidiary, to Central Japan Railway Company accounted for less than 0.1% of consolidated total assets of the Company. Furthermore, although Central Japan Railway Company holds common stock of the Company, its holdings represent less than 1% of the Company’s total number of shares issued. Thus, we believe that he fully satisfies the requirements for the independence as an Outside Director.

Other:

Mr. Masayuki Matsumoto had served as Outside Director of SMBC, the Company’s subsidiary, for the period from June 2015 to June 2017.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

10	Arthur M. Mitchell (July 23, 1947) (Male) Reelection Outside and Independent

Career summary:

July 1976    Registered as an attorney at law, admitted in New York, the U.S.A. (to present)

January 2003   General Counsel of the Asian Development Bank

September 2007   Joined White & Case LLP

January 2008   Registered as Foreign Attorney in Japan (to present)

           Registered Foreign Attorney in Japan at White & Case LLP (to present)

June 2015     Director of the Company (to present)

1,100 (Common stock)

Position and responsibility at the Company:

Director

Member of the Nominating Committee

Member of the Compensation Committee

Significant concurrent positions:

Director of KOMATSU LTD.

Attendance of the Board of Directors meeting (attendance rate):

Attended all 10 meetings (100%)

Term of Office as Outside Director:

5 years and 11 months

Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:

Mr. Arthur M. Mitchell plays a leading role in the field of international legal affairs, and has extensive experience as an attorney at law, admitted in New York and as a Registered Foreign Attorney in Japan, and specialized knowledge of international legal affairs in general. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. In particular, based on his knowledge and experience in corporate management, finance and international legal affairs, we expect him to participate in the deliberations at the Board of Directors from an objective standpoint and to play a role in providing accurate suggestions and expressing effective opinions at the Nominating Committee and the Compensation Committee. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company and is capable of properly performing his responsibilities as an Outside Director, and therefore propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

11	Shozo Yamazaki (September 12, 1948) (Male) Reelection Outside and Independent

Career summary:

November 1970 Joined Tohmatsu Awoki & Co. (currently Deloitte Touche Tohmatsu LLC)

September 1974   Registered as a certified public accountant (to present)

July 1991    Representative Partner of Tohmatsu & Co. (currently Deloitte Touche Tohmatsu LLC)

June 2010     Retired from Deloitte Touche Tohmatsu LLC

July 2010    Chairman and President of The Japanese  Institute of Certified Public Accountants

July 2013    Advisor of The Japanese Institute of Certified Public Accountants (to present)

April 2014    Professor of Tohoku University Accounting School

June 2017     Director of the Company (to present)

1,100 (Common stock)

Position and responsibility at the Company

Director

Member of the Audit Committee

Member of the Risk Committee (Chairman)

Attendance of the Board of Directors meeting (attendance rate):

Attended all 10 meetings (100%)

Term of Office as Outside Director:

3 years and 11 months

Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:

Mr. Shozo Yamazaki plays a leading role in the field of financial accounting, and has extensive experience as a certified public accountant and specialized knowledge related to financial accounting in general including corporate accounting. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. In particular, based on his knowledge and experience in financial accounting, we expect him to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in leading the Risk Committee as its Chairman and providing accurate suggestions and expressing effective opinions at the Audit Committee. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company and is capable of properly performing his responsibilities as an Outside Director, and therefore propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

12	Masaharu Kohno (December 21, 1948) (Male) Reelection Outside and Independent

Career summary:

April 1973    Joined Ministry of Foreign Affairs of Japan

August 2005    Director-General of Foreign Policy Bureau in Ministry of Foreign Affairs of Japan

January 2007   Deputy Minister for Foreign Affairs (in charge of economy) of Ministry of Foreign Affairs of Japan

February 2009   Ambassador of Japan to Russia

May 2009     Ambassador of Japan to Russia, Armenia, Turkmenistan and Belarus

March 2011    Ambassador of Japan to Italy

May 2011     Ambassador of Japan to Italy, Albania, San Marino and Malta

September 2014   Retired from office

June 2015     Director of the Company (to present)

0 (Common stock)

Position and responsibility at the Company:

Director

Member of the Nominating Committee

Member of the Risk Committee

Significant concurrent positions:

Director of DOUTOR • NICHIRES Holdings Co., Ltd.

Attendance of the Board of Directors meeting (attendance rate):

Attended all 10 meetings (100%)

Term of Office as Outside Director:

5 years and 11 months

Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:

Mr. Masaharu Kohno plays a leading role in the field of diplomacy, and has extensive experience as a diplomat and specialized knowledge in international affairs. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. In particular, based on his knowledge and experience in diplomacy, we expect him to participate in the deliberations at the Board of Directors from an objective standpoint and to play a role in providing accurate suggestions and expressing effective opinions at the Nominating Committee and the Risk Committee. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company and is capable of properly performing his responsibilities as an Outside Director, and therefore propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

13	Yoshinobu Tsutsui (January 30, 1954) (Male) Reelection Outside and Independent

Career summary:

April 1977    Joined Nippon Life Insurance Company

July 2004    Director of Nippon Life Insurance Company

January 2007   Director and Executive Officer of Nippon Life Insurance Company

March 2007    Director and Managing Executive Officer of Nippon Life Insurance Company

March 2009    Director and Senior Managing Executive Officer of Nippon Life Insurance Company

March 2010    Representative Director and Senior Managing Executive Officer of Nippon Life Insurance Company

April 2011    President of Nippon Life Insurance Company

June 2017     Director of the Company (to present)

April 2018    Chairman of Nippon Life Insurance Company (to present)

0 (Common stock)

Position and responsibility at the Company:

Director

Member of the Nominating Committee (Chairman)

Member of the Compensation Committee

Significant concurrent positions:

Chairman of Nippon Life Insurance Company

Director of Imperial Hotel, Ltd.

Director of West Japan Railway Company

Director of Panasonic Corporation

Attendance of the Board of Directors meeting (attendance rate):

Attended all 10 meetings (100%)

Term of Office as Outside Director:

3 years and 11 months

Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:

Mr. Yoshinobu Tsutsui plays a leading role in the field of corporate management, and has extensive experience as an executive of financial institution and specialized knowledge in corporate management. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. In particular, based on his knowledge and experience in corporate management and finance, we expect him to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in leading the Nominating Committee as its Chairman and providing accurate suggestions and expressing effective opinions at the Compensation Committee. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company, and propose his election.

Supplementary explanation concerning independence:

Mr. Yoshinobu Tsutsui currently serves as Chairman of Nippon Life Insurance Company; however, the amount of transactions between the company and the Group for FY2020 was less than 1% of both the company’s consolidated ordinary income and the Company’s consolidated gross profit. In addition, outstanding loans from SMBC, the Company’s subsidiary, to Nippon Life Insurance Company accounted for less than 0.1% of consolidated total assets of the Company. Furthermore, although Nippon Life Insurance Company holds common stock of the Company, its holdings represent less than 1% of the Company’s total number of shares issued. Thus, we believe that he fully satisfies the requirements for the independence as an Outside Director.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

14	Katsuyoshi Shinbo (April 8, 1955) (Male) Reelection Outside and Independent

Career summary:

April 1984    Registered as an attorney at law (to present)

November 1999 Attorney at law at Shinbo Law Office (to present)

June 2015     Corporate Auditor of SMBC

June 2017     Director of the Company (to present)

           Resigned as Corporate Auditor of SMBC

Position and responsibility at the Company:

Director

Member of the Audit Committee

Member of the Compensation Committee (Chairman)

Significant concurrent positions:

Corporate Auditor of Mitsui Chemicals, Inc.

Attendance of the Board of Directors meeting (attendance rate):

Attended all 10 meetings (100%)

Term of Office as Outside Director:

3 years and 11 months

Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:

Mr. Katsuyoshi Shinbo plays a leading role in the field of corporate legal affairs, and has extensive experience as an attorney at law and specialized knowledge of legal affairs in general. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. In particular, based on his knowledge and experience in law, we expect him to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in leading the Compensation Committee as its Chairman and providing accurate suggestions and expressing effective opinions at the Audit Committee. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company and is capable of properly performing his responsibilities as an Outside Director, and therefore propose his election.

Other:

1. Mr. Katsuyoshi Shinbo had served as outside corporate auditor of SMBC, the Company’s subsidiary, for the period from June 2015 to June 2017.

2. Mr. Katsuyoshi Shinbo is expected to be appointed as Director of YAKULT HONSHA CO., LTD. on June 23, 2021.

2,200 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

15	Eriko Sakurai (November 16, 1960) (Female) Reelection Outside and Independent

Career summary:

June 1987     Joined Dow Corning Corporation

May 2008     Director of Dow Corning Toray Co., Ltd.

March 2009    Chairman and CEO of Dow Corning Toray Co., Ltd.

May 2011     Regional President -Japan/Korea of Dow Corning Corporation

February 2015   President and Representative Director of Dow Corning Holding Japan Co., Ltd.

June 2015     Director of the Company (to present)

May 2018     Executor, Dow Switzerland Holding GmbH, which is a Representative Partner of Dow Silicones Holding Japan G.K.

June 2018     Chairman and CEO of Dow Toray Co., Ltd.

July 2020    President and Representative Director of Dow Chemical Japan Limited (to present)

3,400 (Common stock)

Position and responsibility at the Company:

Director

Member of the Nominating Committee

Member of the Compensation Committee

Significant concurrent positions:

President and Representative Director of Dow Chemical Japan Limited

Representative Director of Dow Japan Holdings K.K.

Representative Director of Performance Materials Japan Kabushiki Kaisha

Attendance of the Board of Directors meeting (attendance rate):

Attended all 10 meetings (100%)

Term of Office as Outside Director:

5 years and 11 months

Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:

Ms. Eriko Sakurai plays a leading role in the field of corporate management, and has extensive experience as an international business executive and specialized knowledge of corporate management. Accordingly, we believe that she will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. In particular, based on her knowledge and experience of international corporate management, we expect her to participate in the deliberations at the Board of Directors from an objective standpoint and to play a role in providing accurate suggestions and expressing effective opinions at the Nominating Committee and the Compensation Committee. Based upon the above, we have judged that she will be appropriate as an Outside Director of the Company, and propose her election.

Supplementary explanation concerning independence:

Ms. Eriko Sakurai currently serves as President and Representative Director of Dow Chemical Japan Limited; however, the amount of transactions between the company and the Group for FY2020 was less than 1% of both the company’s consolidated net sales and the Company’s consolidated gross profit. In addition, outstanding loans from SMBC, the Company’s subsidiary, to Dow Chemical Japan Limited accounted for less than 0.1% of consolidated total assets of the Company. Furthermore, Dow Chemical Japan Limited is not a shareholder of the Company. Thus, we believe that she fully satisfies the requirements for the independence as an Outside Director.

Notes:	1.	The Company has entered into an agreement with Messrs. and Ms. Masayuki Matsumoto, Arthur M. Mitchell, Shozo Yamazaki, Masaharu Kohno, Yoshinobu Tsutsui, Katsuyoshi Shinbo and Eriko Sakurai pursuant to Paragraph 1 of Article 427 of the Companies Act (the Act) to limit their liability under Paragraph 1 of Article 423 of the Act. The maximum amount of liability for damages under this liability limitation agreement is ¥10 million or the minimum amount of liability for damages stipulated in Paragraph 1 of Article 427 of the Act, whichever is higher.
	2.	The Company has entered into indemnity agreements as set out under Article 430-2, Paragraph 1 of the Act with 13 Directors (Messrs. and Mses. Takeshi Kunibe, Jun Ohta, Makoto Takashima, Toru Nakashima, Teiko Kudo, Atsuhiko Inoue, Masayuki Matsumoto, Arthur M. Mitchell, Shozo Yamazaki, Masaharu Kohno, Yoshinobu Tsutsui, Katsuyoshi Shinbo and Eriko Sakurai), for them to be committed to making bold management decisions without flinching from potential pursuit of liability. In addition, if this proposal is approved, the Company will enter into agreements with Messrs. Toshihiro Isshiki and Yasuyuki Kawasaki under the same terms and conditions. Under the agreements, the following measures have been mainly taken to ensure that the appropriateness of the execution of duties by directors and corporate executive officers is not impaired.

(1)   The Company shall indemnify legal fees and other contentious expenses, which is stipulated in Article 430-2, Paragraph 1, Item 1 of the Act as “expenses incurred in response to suspected violations of laws and regulations in connection with the execution of duties or claims related to the pursuit of responsibility,” to the extent provided for by laws and regulations. However, the Company shall not indemnify any loss arising from “compensation for damages caused to a third party in connection with the execution of duties” as provided for in Item 2 of the said Paragraph.

(2)   After the payment of the indemnity to a director or corporate executive officer, if the Company comes to know that there is bad faith or gross negligence involved in the execution of his or her duties or other similar fact, the Company will request him or her for the refund of whole or part of the indemnity paid.

	3.	The Company has entered into a Directors and Officers liability insurance contract as set out under Article 430-3, Paragraph 1 of the Act with an insurance company, for directors and officers, etc. of the Company or its subsidiary to be committed to making bold management decisions without flinching from potential pursuit of liability. The scope of the insured under the contract is the Directors, Corporate Auditors, Corporate Executive Officers and Executive Officers of the Company and its subsidiaries, namely SMBC, SMBC Trust Bank Ltd., SMBC Nikko, Sumitomo Mitsui Card Company, Limited, SMBC Finance Service Co., Ltd. and The Japan Research Institute, Limited. Under the contract, the insured shall be covered for damages by bearing costs of compensation for damages and contentious expenses as a result of claims for damages arising from acts (including omissions) committed by the insured in the course of his or her duties as director or officer, etc. of the Company or its subsidiaries Each of the candidates for Director has been already included as insured persons under the contract, and if this proposal is approved, the candidates will continue to be included as insured persons as Directors of the Company. Moreover, the Company intends to renew such contract after the end of the insurance period.
	4.	Messrs. and Ms. Masayuki Matsumoto, Arthur M. Mitchell, Shozo Yamazaki, Masaharu Kohno, Yoshinobu Tsutsui, Katsuyoshi Shinbo and Eriko Sakurai are candidates to serve as Outside Directors.
	5.	Mr. Yoshinobu Tsutsui has been appointed as an Outside Director of Panasonic Corporation. Panasonic Corporation and Panasonic Avionics Corporation (PAC), one of its U.S. subsidiaries, were investigated for suspicion of violating the Federal Foreign Corrupt Practices Act and other U.S. securities laws regarding specified contracts with airlines and the appointment of sales agents and consultants pertaining to such contracts. In May 2018, Panasonic Corporation and PAC entered into agreements with the U.S. Securities and Exchange Commission and the U.S. Department of Justice to pay punitive fines to the U.S. government and to take various measures to improve compliance. Although Mr. Yoshinobu Tsutsui was not aware of these facts, from the viewpoint of legal compliance, he conducted his duties through the Board of Directors, and made efforts so that business would not be conducted in violation of laws and regulations. Also, after becoming aware of these facts, he ordered a thorough investigation and efforts to prevent recurrence and fulfilled his duties by reviewing the details of such efforts.

Proposal No. 3:      Partial Amendments to the Articles of Incorporation

Upon enactment of the “Bill for Partially Amending the Industrial Competitiveness Enhancement Act and other related acts” (Cabinet Bill No. 23 submitted to the 204th Diet), listed companies will, by adding relevant provisions to their articles of incorporation, be able to hold a general meeting of shareholders without designating a place for the meeting (so called “virtual-only shareholders meetings,” i.e., general meetings without setting up a physical venue, involving attendance by directors, shareholders, etc. by using the Internet and other means), subject to certain requirements based on factors including consideration for the protection of shareholders’ interests. The Company believes that it is beneficial to shareholders to diversify options for the manner of holding a general meeting in consideration of potential large-scale disasters, including pandemics and natural disasters, and the progress in digitalization of society, among other factors. As such, the Company intends to amend its Articles of Incorporation as shown in the following comparison table for the purpose of enabling the Company to hold its general meeting of shareholders without designating a place for the meeting (including a shareholders’ meeting of a particular class of shares).

If this proposal is approved, the proposed amendments shall be effective, subject to the confirmation by the Minister of Economy, Trade and Industry as well as the Minister of Justice regarding the legitimacy of instituting the Company’s general meeting of shareholders without the designation of its place, pursuant to the Industrial Competitiveness Enhancement Act as amended.

If the Company expects certain difficulty in submitting this proposal for the amendment to the Articles of Incorporation in view of the progress in the deliberation at the Diet regarding the “Bill for Partially Amending the Industrial Competitiveness Enhancement Act and other related acts”, this proposal shall be withdrawn.

Comparison Table of Existing Articles of Incorporation and Proposed Amendments

(Underlined parts are amended.)

Existing Articles of Incorporation	Proposed Amendments

(Newly established)	(General Meeting of Shareholders without the Designation of Place)
Article 24-2. The Corporation may institute its general meeting of shareholders without the designation of its place.

(Shareholders’ Meeting of a Particular Class of Shares)	(Shareholders’ Meeting of a Particular Class of Shares)

Article 29. The provisions of Paragraph 2 of Article 24, Article 25, Article 26 and Article 28 hereof shall be applied mutatis mutandis to a shareholders’ meeting of a particular class of shares.

Article 29. The provisions of Paragraph 2 of Article 24, Article 24-2, Article 25, Article 26 and Article 28 hereof shall be applied mutatis mutandis to a shareholders’ meeting of a particular class of shares.

(Reference) “Independence Standards for Outside Directors” of the Company

In order for Outside Directors to be judged as independent by the Company, it is necessary that they do not fall under or have not recently (Note 1) fallen under any of the following:

1. Major Business Partner (Note 2)

(1)	A person who has the relationship with the Company or the Sumitomo Mitsui Banking Corporation (SMFG/SMBC) as a major business partner, or a person engaged in the execution of business thereof;
(2)	A person who is a major business partner of SMFG/SMBC, or a person engaged in the execution of business thereof.

2. Specialist

(1)

A legal expert, accounting expert or consultant who has received money or other property from SMFG/SMBC averaging more than ¥10 million per year over the last three years, in addition to any compensation received as a Director or a Corporate Auditor;

(2)

A member of a juridical person or other organizations that provides specialist services, such as a law firm, accounting firm or consulting firm, which has received large amounts of money or other property (Note 3) from SMFG/SMBC.

3. Donations

A person who has received – or a person engaged in the execution of business thereof – on average over the last three years, donations or other payments from SMFG/SMBC, in excess of the greater of ¥10 million per year or 2% of the recipient’s annual sales.

4. Major Shareholder

A major shareholder of the Company, or a person engaged in the execution of business thereof (including anyone who has been a major shareholder, or a person engaged in the execution of business thereof within the last three years).

5. Close Relative (Note 4)

A close relative of any person (excluding non-material(Note 5) personnel) who is:

(1)	A person who falls under any of 1 through 4 above; or
(2)	A Director, Corporate Auditor, Corporate Executive Officer, Executive Officer or employee of the Company or a subsidiary thereof.

Note 1.

“Recently” denotes a time that can be deemed to be substantively the same as the present; for example, a person is not independent if that person was a major business partner at the time when the proposal electing that person as an Outside Director to the General Meeting of Shareholders was decided.

Note 2.	A “Major Business Partner” denotes a person who falls under either or both of the following:

• A person who has a relationship with SMFG/SMBC as major business partners

The ratio of said person’s sales from transactions with SMFG/SMBC exceeds 2% of the person’s consolidated net sales; and

• A major business partner of SMFG/SMBC

Said person receives loans from the Sumitomo Mitsui Banking Corporation in excess of 1% of the Company’s consolidated total assets.

Note 3.	“Large amounts of money or other property” denotes money or other property in excess of 0.5% of the Company’s consolidated ordinary income.

Note 4.	“Close relative” denotes a spouse or family member within the second degree of kinship.

Note 5.	Examples of “material” personnel

• A director, corporate auditor, or manager-level employee of each company; or

• In the case of an accounting or legal expert: a Certified Public Accountant, attorney at law, or holder of a similar professional qualification.